UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: August 17, 2023

Commission File Number: 001-41785

Able View Global Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001, People’s Republic of China

+86 185 0177 0425

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class B Ordinary Shares, $0.0001 par value per share	ABLV	Nasdaq Capital Market
Warrants, each exercisable for one Class B Ordinary Share at an exercise price of $11.50 per share	ABLVW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the shell company report: 24,871,433 Class A ordinary shares and 17,487,800 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

ABLE VIEW GLOBAL INC.

i

EXPLANATORY NOTE

On August 17, 2023 (the “Closing Date”), Able View Global Inc., a Cayman Islands exempted company (“Able View” or the “Company”), consummated the transactions contemplated by that certain Business Combination Agreement, dated as of November 21, 2022 (the “Business Combination Agreement”) and as modified by that certain Waiver Agreement, dated as of June 12, 2023, by and among (i) the Company, (ii) Hainan Manaslu Acquisition Corp., a Cayman Islands exempted company (“HMAC”), (iii) Able View Inc. (d/b/a Able View), a Cayman Islands exempted company (the “Target”), (iv) Able View Corporation Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company (“Merger Sub”), and (v) each of the holders of the Target’s outstanding shares named on Annex I of the Business Combination Agreement (collectively, the “Sellers”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Business Combination Agreement.

Merger

On the Closing Date, pursuant to the Business Combination Agreement:

(a) HMAC merged with Merger Sub, with HMAC continuing as the surviving entity in the merger (the “Merger”), as a result of which: (i) HMAC became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of HMAC immediately prior to the consummation of the Merger was no longer outstanding and automatically cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of the Company specified below, and (b) the Company acquired all of the issued and outstanding shares of Target held by the Sellers in exchange for the ordinary shares of the Company (the “Share Exchange” and, collectively with the Merger and the other transactions contemplated by the Business Combination Agreement and the Ancillary Agreements (as defined below), the “Business Combination” or “Transactions”). As a result of the Transactions, HMAC and Target each became a wholly-owned subsidiary of the Company.

Immediately prior to the consummation of the Business Combination, all outstanding Units (each of which consisting of (i) one ordinary share of HMAC (“HMAC ordinary share”), (ii) one warrant entitling its holder to purchase one HMAC ordinary share at a price of $11.50 per whole share (“HMAC warrant”), and (iii) one right (“HMAC right”) to receive one-tenth of one HMAC ordinary share upon the consummation of an initial business combination) separated into their individual components of HMAC ordinary shares, HMAC warrants and HMAC rights ceased separate existence and trading. Upon the consummation of the Business Combination, the equity holdings of the HMAC shareholders were exchanged as follows:

●	Each HMAC ordinary share issued and outstanding immediately prior to the effective time of the Business Combination (other than any redeemed shares) was automatically cancelled and ceased to exist and, for each HMAC ordinary share, the Company issued to each HMAC shareholder (other than HMAC shareholders who exercised their redemption rights in connection with the Business Combination) one validly issued the Company ordinary share;

●	Each HMAC warrant issued and outstanding immediately prior to effective time of the Business Combination converted into a Company Warrant to purchase one Class B ordinary share of the Company (each, a “Warrant”) (or equivalent portion thereof). The Warrants have substantially the same terms and conditions as set forth in the HMAC warrants; and

●	The holders of HMAC rights issued and outstanding immediately prior to the effective time of the Business Combination received one-tenth (1/10) of one Class B ordinary share of the Company in exchange for the cancellation of each Right, subject to rounding.

Certain amounts that appear in this Report may not sum due to rounding.

References to “Target” contained herein refer to Able View Inc. prior to the Business Combination. References to “the Company” or “Able View” refer to Able View Global Inc. prior to the Business Combination and to the combined company following the Business Combination.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report may include, for example, statements about:

●	the benefits from the Business Combination;

●	the Company’s plans to expand its customers base with market trends;

●	the Company’s work to provide comprehensive brand management of international beauty and personal care brands in China;

●	the Company’s future financial performance following the Business Combination, including any expansion plans and opportunities;

●	the Company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination or any other initial business combination;

●	changes in the Company’s strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects and plans;

●	the implementation, market acceptance and success of the Company’s business model;

●	the Company’s expectations surrounding the growth of its digital platform as a part of its revenues;

●	the Company’s expectations surrounding the insurance it will maintain going forward;

●	the Company’s ability to utilize the “controlled company” exemption under the rules of Nasdaq; and

●	the Company’s ability to maintain the listing of its Class B Ordinary Shares or Warrants on Nasdaq.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

●	future exchange and interest rates;

●	the Company is highly dependent on the services of its executive officers;

●	the Company may experience difficulties in managing its growth and expanding its operations;

●	the outcome of any legal proceedings that may be instituted against the Company or others in connection with the Business Combination and the related transactions;

●	the Company may face risks and uncertainties associated with laws and regulations within the People’s Republic of China, which may have a material adverse effect on its business;

●	the Company’s business largely depend on relationships with customers;

●	the Company is subject to customer concentration risk;

●	any significant disruption in services on the Company’s apps, websites or computer systems.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the final prospectus, dated July 5, 2023, to the Company’s Registration Statement on Form F-4 (333-270675) initially filed with the SEC on March 17, 2023 and declared effective by the SEC on June 30, 2023 (the “Form F-4”) as supplemented by the prospectus supplement to the Form F-4, which are incorporated by reference into this Report.

DEFINED TERMS

In this Report, unless otherwise stated, references to:

“$,” “USD,” “US$” and “U.S. dollar” each refers to the United States dollar.

“Able View” refer to Able View Global Inc. prior to the Business Combination and to the combined company following the Business Combination.

“Amended and Restated Memorandum and Articles of Association” means the amended and restated memorandum and articles of association of the Company adopted prior to consummation of the Business Combination.

“Ancillary Agreements” means certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of November 21, 2022, by and among HMAC, Able View, Target, Merger Sub and the Sellers, a copy of which is attached hereto as Exhibit 2.1.

“Business Combination” or “Transactions” means, collectively, the transactions contemplated by the Business Combination Agreement and the Ancillary Agreements.

“CAGR” means compound annual growth rate.

“China” or the “PRC”, in each case, means the People’s Republic of China, including Hong Kong and Macau. The term “Chinese” has a correlative meaning for the purpose of this Report.

“Class A Ordinary Shares” means, the Class A ordinary shares of the Company, each with par value $0.0001 per share.

“Class B Ordinary Shares” means, the Class B ordinary shares of the Company, each with par value $0.0001 per share.

“Closing” means the closing of the Transactions.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

“Constitutional Documents” means the formation documents of any of the entities listed herein, including the Amended and Restated Memorandum and Articles of Association, as they may be amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Form F-4” means the Company’s Registration Statement on Form F-4 (333-270675) initially filed with the SEC on March 17, 2023 and declared effective by the SEC on June 30, 2023.

“HMAC” or “Purchaser” means Hainan Manaslu Acquisition Corp., a Cayman Islands exempted company.

v

“iResearch Report” means the Independent Market Research Report on the Beauty and Personal Care Brand Full-Service Partners in China dated October 17, 2022 issued by iResearch Co. Ltd. which was commissioned by Able View.

“JOBS Act” means the Jumpstart Our Business Startups Act.

“Listing Rules of Nasdaq” refers to the listing rules of The Nasdaq Stock Market LLC.

“Merger Sub” means Able View Corporation Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Pubco.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Ordinary Shares” means, collectively, the Class A Ordinary Shares and the Class B Ordinary Shares.

“PRC Laws” means all the laws, administrative measures, regulations, rules promulgated in mainland China by the government of mainland China.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as may be amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Target” means Able View Inc. prior to the Business Combination.

“U.S.” means the United States of America.

“U.S. GAAP” or “GAAP” means generally accepted accounting principles in the United States of America.

“Waiver Agreement” means the Waiver Agreement which modifies the terms of the Business Combination Agreement, dated as of June 12, 2023, by and among HMAC, Able View, Target, Merger Sub and the Sellers, a copy of which is attached hereto as Exhibit 2.2.

“Warrants” means warrants of the Company, each exercisable for one Class B Ordinary Share at an exercise price of $11.50 per share.

Capitalized terms used but not otherwise defined in this Report shall have the meanings set forth in the Form F-4.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Form F-4 in the section entitled “Management of Pubco Following the Business Combination” and is incorporated herein by reference. Unless otherwise indicated in Item 6.A below, the business address for each of the Company’s directors and members of Executive Management is Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, 200001, People’s Republic of China.

B. Advisers

Not applicable.

C. Auditors

Friedman LLP acted as HMAC’s independent auditor for the period from September 10, 2021 (inception) to October 5, 2022. Marcum LLP acted as HMAC’s independent auditor for the period from October 5, 2022 for the year ending December 31, 2022.

Marcum Asia CPAs LLP acted as Target’s independent registered public accounting firm for the years ended December 31, 2022 and 2021 and as Able View’s independent registered public accounting firm for the period from October 11, 2022 (inception) through December 31, 2022.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section entitled “Risk Factors” which are incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the laws of the Cayman Islands on October 11, 2021 solely for the purpose of effectuating the Business Combination, which was consummated on August 17, 2023. See “Explanatory Note” above for further details of the Business Combination. See also a description of the material terms of the Business Combination as described in the Form F-4 in the section entitled, “The Business Combination Proposal”. The Company owns no material assets other than its interests in Target and HMAC acquired in the Business Combination and does not operate any business other than through Target, its wholly-owned subsidiary. Target is Cayman Islands exempted company. See Item 5-Operating and Financial Review and Prospects for a discussion of Target’s operating and financial review and prospects for the year ended December 31, 2022.

The mailing address of the Company’s principal executive office is Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, 200001, People’s Republic of China, and its telephone number is +86 185 0177 0425. The information contained on, or accessible through, the Company’s website is not incorporated by reference into this Report, and you should not consider it a part of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Class B Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. On July 5, 2023, the Company and HMAC furnished to its shareholders a proxy statement/prospectus relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

B. Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of merger subsidiaries. Upon the Closing, the Company became the direct parent of Target, and conducts its business through Target and Target’s subsidiaries.

Information regarding the business of Target is included in the Form F-4 in the sections entitled “Overview of Able View’s Industry”, “Business of Able View”, and “Able View’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are incorporated herein by reference.

C. Organizational Structure

Upon consummation of the Business Combination, Target became a wholly owned subsidiary of Able View. A description of the organizational structure of Able View is included in the Form F-4 in the section entitled “Post-Business Combination Corporate Structure” which is incorporated herein by reference.

D. Property, Plants and Equipment

The Company leases the properties for its principal executive office which is located at Floor 16, Dushi Headquarters Building, No. 168, Middle Xizang Road, Shanghai, 200001, People’s Republic of China. Information regarding the facilities of the Target is included in the Form F-4 in the section entitled “Business of Able View – Properties and Facilities” which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of the Company is conducted through Target, the Company’s direct, wholly-owned subsidiary, and Target’s subsidiaries.

The discussion and analysis of the financial condition and results of operation of Target is included in the Form F-4 in the section entitled “Able View’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

B. Compensation

Information pertaining to the compensation of the directors and members of Executive Management of the Company is set forth in the Form F-4, in the sections entitled “Management of Pubco Following the Business Combination”, and “Executive Compensation”, which are incorporated herein by reference.

C. Board Practices

Information pertaining to the Board practices following the Closing is set forth in the Form F-4, in the section entitled “Management of Pubco Following the Business Combination”, which is incorporated herein by reference.

D. Employees

Following and as a result of the Business Combination, the business of the Company is conducted through Target, the Company’s direct, wholly-owned subsidiary and Target’s subsidiaries.

Information pertaining to Target’s employees is set forth in the Form F-4, in the section entitled “Business of Able View – Employees” which is incorporated herein by reference.

E. Share Ownership

Information about the ownership of the Ordinary Shares by the Company’s directors and members of Executive Management upon consummation of the Business Combination is set forth in Item 7-Major Shareholders and Related Party Transactions.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Information pertaining to major shareholders is set forth in the Form F-4, in the section entitled “Owners and Management of Pubco” which is incorporated herein by reference.

B. Related Party Transactions

Information pertaining to related party transactions is set forth in the Form F-4, in the section entitled “Certain Relationships and Related Party Transactions” which is incorporated herein by reference.

C. Interests of Experts and Counsel

None / Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18-Financial Statements of this Report for consolidated financial statements and other financial information.

B. Significant Changes

None / Not Applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Nasdaq Listing of Class B Ordinary Shares and Warrants

The Class B Ordinary Shares and Warrants are listed on Nasdaq Capital Market under the symbols “ABLV” and “ABLVW”, respectively. Holders of Class B Ordinary Shares and Warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

The Class B Ordinary Shares and Warrants are listed on Nasdaq Capital Market under the symbols “ABLV” and “ABLVW,” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The authorized share capital of the Company is $60,000 divided into 600,000,000 Ordinary Shares of par value of $0.0001 each, comprising (a) 100,000,000 Class A Ordinary Shares of par value of US$0.0001 each and (b) 500,000,000 Class B Ordinary Shares of par value of $0.0001 each.

As of August 18, 2023, subsequent to the Closing of the Business Combination, there were 24,871,433 Class A ordinary shares and 17,487,800 Class B ordinary shares outstanding and issued. 7,241,500 Warrants were outstanding, and the holder of each warrant is entitled to purchase one Class B Ordinary Share at an exercise price of $11.50 per full share.

B. Memorandum and Articles of Association

The Memorandum and Articles of Association of the Company were most recently amended and restated filed upon the closing of the Business Combination are filed as Exhibit 1.1 to this Report. The description of the Amended and Restated Memorandum and Articles of Association of the Company is included in the Form F-4 in the section entitled “Description of Pubco Securities” which is incorporated herein by reference.

C. Material Contracts

Merger Agreement

The description of the Business Combination Agreement is included in the Form F-4 in the sections entitled “The Business Combination Proposal” which is incorporated herein by reference.

Other Agreements

The description of other material contracts of Target is contained in the Form F-4 in the section entitled “Business of Able View”, which is incorporated herein by reference.

D. Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

E. Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Form F-4, in the section entitled “Material U.S. Federal Income Tax Considerations” which is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. On July 5, 2023, the Company and HMAC furnished to its shareholders a proxy statement/prospectus relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the section entitled “Able View’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form F-4 is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The unaudited financial statements of HMAC for the three months ended March 31, 2023 are incorporated by reference to pages F-2 to F-19 in the Form F-4.

The audited financial statements of HMAC for the year ended December 31, 2022 and for the period from September 10, 2021 (inception) through December 31, 2021 are incorporated by reference to pages F-20 to F-39 in the Form F-4.

The audited consolidated financial statements of Target for the years ended December 31, 2022 and 2021 are incorporated by reference to pages F-40 to F-64 in the Form F-4.

The audited consolidated financial statements of the Company prior to the Business Combination for the year ended December 31, 2022 are incorporated by reference to pages F-65 to F-70 in the Form F-4.

ITEM 19. EXHIBITS

EXHIBIT INDEX

1.1*	Form of Amended and Restated Memorandum and Articles of Association of Able View Global Inc.
2.1	Business Combination Agreement, dated as of November 21, 2022 (incorporated by reference to Exhibit 2.1 of Able View’s Amendment No. 5 to registration statement on Form F-4 (File 333-270675), filed with the SEC on June 26, 2023)
2.2	Waiver Agreement, dated as of June 12, 2023 (incorporated by reference to Exhibit 10.10 of Able View’s Amendment No. 5 to registration statement on Form F-4 (File 333-270675), filed with the SEC on June 26, 2023)

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

ABLE VIEW GLOBAL INC.

August 23, 2023	By:	/s/ Tang Jing
	Name:	Tang Jing
	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)